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AMENDMENT TO STOCKHOLDER RIGHTS AGREEMENT

        This Amendment to Stockholder Rights Agreement (this "Amendment") is made and entered into between Nash Finch Company, a Delaware corporation (the "Company") and Wells Fargo Bank Minnesota, N.A., a national banking association, formerly known as Norwest Bank Minnesota, N.A. (the "Rights Agent"), effective as of October 30, 2001.

        A.    The Company and the Rights Agent are parties to that certain Rights Agreement, dated as of February 13, 1996 (the "Rights Agreement"). Capitalized terms used and not otherwise defined in this Amendment will have the meaning given in the Rights Agreement.

        B.    Section 26 of the Rights Agreement provides that, during any time the Rights are not redeemable, the Company may amend the Rights Agreement upon the approval of at least a majority of the Continuing Directors, and that, upon any such amendment, the Rights Agent shall amend the Rights Agreement as the Company directs.

        C.    On October 30, 2001, the Company's Board (consisting entirely of Continuing Directors) unanimously adopted the amendment stated below and provided a certified copy of the resolutions adopting the amendment to the Rights Agent.

        D.    At the time the Board resolutions were adopted and on the date this Amendment was executed, no event or circumstance existed to prevent the Company, at its option, from redeeming the Rights as provided in the Rights Agreement.

        Accordingly, the Company and the Rights Agent agree as follows:

1.
Amendment of Section 9(a). Section 9(a) of the Rights Agreement is hereby amended, in its entirety to provide as follows:

    The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Common Stock or its authorized and unissued shares of Common Stock held in its treasury, the number of shares of Common Stock which, together at all times after the Distribution Date as provided in the Agreement, will be sufficient to permit the exercise in full of all outstanding Rights; provided, however, that the Company need not so reserve shares of Common Stock which may be required by Section 11 unless, after the occurrence of a Flip-In Event, the right of redemption has not been reinstated pursuant to Section 23(a)(ii).

2.
No Other Changes. Except as specifically amended by this Amendment, all other provisions of the Rights Agreement remain in full force and effect. This Amendment shall not constitute or operate as a waiver of, or estoppel with respect to, any provisions of the Rights Agreement by any party hereto.

3.
Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

        The Company and the Rights Agent have caused this Amendment to be duly executed on their behalf by their respective duly authorized representatives as of the date first written above.

NASH FINCH COMPANY		WELLS FARGO BANK MINNESOTA, N.A.
By:	/s/ RON MARSHALL Ron Marshall Its: Chief Executive Officer	By:	/s/ DARREN LARSON Darren Larson Its: Asst. Vice President

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AMENDMENT TO STOCKHOLDER RIGHTS AGREEMENT